SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
November, 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
 (Address of Principal Executive Offices)
Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

                FORM 20-F X Form 40-F

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes _____________ No X

                If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Total Number of pages is 3

NEWS RELEASE

CALGARY, November 6, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation"), as previously announced, has initiated regulatory approval of a limestone quarry on its Athabasca mineral property. Based on initial studies of the project area and of the potential markets for aggregate and quicklime, the original quarry proposal covering 379 ha has been expanded to a new total of 1,554 ha. The scope of the environmental impact assessment ("EIA") has been amended to incorporate the additional area and the Corporation expects to submit the application and EIA early next year. Subject to regulatory approval and financing, aggregate operations and sales are expected to commence by mid 2004.

Birch Mountain has retained the services of AMEC E&C Services Ltd. ("AMEC") and Russ Gerrish Consulting to conduct a scoping study of the proposed quarry project. The scope of the AMEC assignment has recently been expanded to include a preliminary assessment of the limestone resource and the preparation of an independent technical report conforming to National Instrument 43-101 for public release.

Birch Mountain has extended the expiry date of the following warrants: 881,652 warrants which were to have expired on August 6, 2003 and were amended to November 6, 2003, will now expire on June 6, 2004 and 285,715 warrants which were to have expired on September 19, 2003, and were amended to December 19, 2003, will now expire on July 19, 2004. The exercise price of all warrants will remain $0.50 per share. None of these warrants are held by insiders.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

November 7, 2003.
BIRCH MOUNTAIN RESOURCES LTD.

/s/ Douglas J. Rowe
DOUGLAS J. ROWE President and CEO